Exhibit 99.1

Volvo: Renault Trucks Concludes Truck-Production Agreement With Turkish Company Karsan

STOCKHOLM, Sweden--Regulatory News:

Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) subsidiary Renault Trucks has concluded a cooperation agreement with the Turkish independent auto manufacturer Karsan concerning production of trucks for the growing markets in Turkey and neighboring countries.

According to the agreement, Karsan will produce the trucks on behalf of Renault Trucks at Karsan’s plant in Bursa, Turkey, as of 2009. The models to be produced by Karsan will be Renault Premium Route, Renault Premium Lander and Renault Kerax. The vehicles will be distributed via Renault Trucks’ dealer network in Turkey and neighboring countries.

Karsan’s plant will have the capacity to produce approximately 5,000 vehicles annually on behalf of Renault Trucks. Karsan has 817 employees and manufactured a total of 12,500 vehicles in 2006.

In 2006, the Turkish market for vehicles with a weight exceeding six tons amounted to more than 40,000 units.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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Volvo Group
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